Exhibit 99.1

Volvo Gets Commercial Vehicle Technology of the Year Award in India

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 22, 2007--Car India & Bike India Magazine together with NDTV, a prominent TV business news channel, awarded Volvo City Bus B7RLE with the Commercial Vehicle Technology of the year 2006 award. The award was handed over to Volvo at a gala ceremony held in Mumbai.

While offering the award, the jury commented, "Volvo city bus deserves a special recognition for changing the overall outlook of the commuters towards city travel. Volvo has paved the way for a modern city bus system in India".

Volvo (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB), a world leading producer of buses has been present in India since the last 6 years and is today synonymous with the change passengers have experienced in the luxury AC bus inter-city segment in the country.

In 2006 the Volvo City bus concept, through the B7RLE model, was introduced in the cities of Bangalore and recently in Pune. Still in its initial leg, this bus has had a positive response from passengers and the city transport authorities.

Introduced since January 2006, the Volvo City buses in Bangalore city are already a common sight with many passengers forsaking their personal vehicle for the ease and comfort of true city bus - and thereby also starting the process, albeit an initial step, in easing city traffic and lowering emissions.

Comfortable option The Volvo City Bus includes the most modern technology and concept towards enabling efficient public transport in a city. A fully automatic gearbox, air-conditioning, optimally powered engine and a design which allows optimum capacity and ease of passenger movement - are some of the features that make this bus an efficient, safe and comfortable option for the public typically using their personal vehicles.

However, this is still the first steps in this regard. Volvo has its sight set far and with the partnership of its customers, Volvo hopes to see bus transport in city playing a key role in the process of de-congestion and increased mobility. This is factors which are becoming crucial in a rapidly growing country, such as India.

Volvo in India today supports over 1,200 buses (inter-city & city) through a network of 19 service & parts centres and a countrywide sales network.

January 22, 2007

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Per-Martin Johansson
press officer, +46 31 322 52 00
per-martin.johansson@volvo.com